UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 1, 2013, the board of directors (the “Board”) of China Ceramics Co., Ltd. (the “Company”) appointed Mr. Shen Cheng Liang as an independent member of the Company's Board. Mr. Liang will replace Mr. Ding Wei Dong, who resigned from the Board of Directors effective November 1, 2013 due to health reasons and not due to any disagreements with the Company regarding financial, operational or other matters. Mr. Shen Cheng Liang will replace Mr. Ding Wei Dong on the Board’s Compensation Committee and Nominations Committee.

Mr. Shen Cheng Liang, age 57, is a ceramics production expert with over 30 years of experience in the ceramics industry in China. Prior to his retirement from the industry in 2012, he was a senior production engineer and general manager at Fujian Yiyan Ceramics Ltd. where he worked from 1983 to 2012. Mr. Liang graduated with a bachelor’s degree in material physics from Jingdezhen Ceramics College in 1983.

Other Events.

The Company issued a press release announcing the appointment of Mr. Shen Cheng Liang and resignation of Mr. Ding Wei Dong. A copy of the press release making the announcement is attached as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
99.1	Press Release dated November 4, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2013

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name:	Hen Man Edmund
Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Exhibit Name
99.1	Press Release dated November 4, 2013

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